BYRNA TECHNOLOGIES INC. 8-K

Exhibit 1.1

PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS

THIS PURCHASE AGREEMENT AND JOINT ESCROW INSTRUCTIONS made November 27, 2020 (this “Agreement”) is entered into by and between Janes Source Properties LLC, a Nevada limited liability company (hereinafter “Seller”) and Byrna Technologies Inc., a Massachusetts corporation, and/or affiliated assignee (hereinafter “Purchaser”). This Agreement constitutes both an Agreement between Purchaser and Seller and joint escrow instructions to Fidelity National Title Group (“Escrow Agent”), with respect to the transaction contemplated hereby. The Seller and Purchaser are collectively referred to as the "Parties" and individually as a "Party."

WITNESSETH:

For and in valuable consideration of the mutual covenants and conditions herein contained, Seller and Purchaser agree as follows:

1.                  Property. Seller agrees to sell and convey, and Purchaser agrees to purchase and pay for that certain real property located at 6295 S. Pioneer Way, Las Vegas, Nevada 89113, which is described as an approximate 11,300 square foot industrial office/warehouse building situated on an approximate 0.70 acre parcel further identified as Clark County Assessor’s Parcel Number: 163-34-410-005 together with all improvements and fixtures located thereon (the “Property”), depicted for reference purposes on the attached Exhibit “A” and incorporated herein by reference. The legal description for the Property will be taken from the title commitment issued by Fidelity National Title Group.

2.                  Purchase Price. The total purchase price of the Property paid by Purchaser to Seller shall be the amount of Two Million One Hundred Thousand Dollars ($2,100,000.00) (“Purchase Price”) payable in cash via wire transfer to Escrow Agent at Closing (as hereinafter defined).

3.                  Deposit. Within two (2) business days of the Effective Date, Purchaser shall deliver a deposit in the amount of Fifty Thousand Dollars ($50,000.00) (“Deposit”) in cash, via wire, personal check or cashier’s check payable to Escrow Agent, or other readily available funds, which Deposit shall be deposited and held in escrow by Escrow Agent during the pendency of this Agreement and shall remain refundable to Purchaser during the Feasibility Period and in accordance with Section 8.b. (Seller Default), Section 12 (casualty) and Section 13 (condemnation), all in accordance with the terms herein.

4.                  Feasibility Period.

a.                   For a period beginning on the Effective Date and expiring 5:00 p.m. PST January 15, 2021 (“Feasibility Period”), Purchaser shall be, at Purchaser’s sole cost and expense, entitled to inspect the Property, to conduct such tests, surveys, analysis and feasibility studies of the Property as Purchaser deems necessary, and to meet with governmental entities regarding the feasibility of Purchaser’s intended use of the Property. Without limiting the generality of the foregoing, Purchaser (and persons authorized by Purchaser) shall have the right and authority to go upon the Property, from time to time on one or more occasions, for feasibility determinations including, without limitation: (1) determining the adequacy of access, zoning and other restrictions on the use of the property; (2) performing environmental, soils and subsoil tests, engineering and drainage studies; (3) investigate the economic feasibility of financing, and (4) obtain any necessary entitlement or permits.

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b.                  Seller agrees to cooperate with Purchaser in connection with the tests, investigation, license application(s) and inspection of the Property, and agrees to furnish Purchaser, within five (5) days of the Effective Date, with building plans, reports & copies of any and all documents and materials in Seller’s possession relating to the Property.

c.                   Purchaser shall provide Seller, within fifteen (15) days from the Effective Date, with a signed term sheet from Purchaser’s lender indicating that lender will loan Purchaser up to seventy-five percent (75%) of the value of the Property upon satisfaction of all of lender’s requirements for such loan (“Prequalification Letter”). In the event Purchaser fails to provide the Prequalification Letter, Seller reserves the right to terminate the Agreement for a period of three (3) days after Purchaser was required to deliver the Prequalification Letter, and if Seller terminates the Agreement then the Deposit shall be refunded to Purchaser. If Seller does not terminate this Agreement within such period, then Seller’s ability to terminate for Purchaser’s failure to deliver a Prequalification Letter shall be waived and of no further force or effect.

d.                  Purchaser may terminate the Agreement for any reason or for no reason at all and such termination shall be made by notifying Seller and Escrow Agent in writing on or before expiration of the Feasibility Period and upon such notice this Agreement shall terminate. Purchaser shall promptly repair any damage to the Property caused by Purchaser or its agents, officers or employees as necessary to restore the Property to its original condition existing prior to entry or inspection by Purchaser, Escrow Agent shall return the Deposit to Purchaser without instruction from Seller, and neither Purchaser nor Seller shall have any further obligations hereunder.

e.                   Subject to the terms of this Agreement, should Purchaser fail to deliver written notice that the Property is not suitable on or before the expiration of the Feasibility Period as indicated in Section 4.d., or if Purchaser notifies Seller in writing that the Property is suitable for the purposes contemplated hereby, Purchaser shall deposit an additional One Hundred Thousand Dollars ($100,000.00) (the initial $50,000.00 Deposit and $100,000.00 additional deposit are collectively the “Deposit”) with Escrow Agent on or before the expiration of the Feasibility Period. Upon expiration of the Feasibility Period, Purchaser’s right to terminate pursuant to Section 4.d. shall be waived and of no further force or effect, and the Deposit shall be earned by Seller, non-refundable to Purchaser (except in the event of an uncured Seller default, casualty or condemnation, all as further provided below), applicable to the Purchase Price at Closing, and Fifty Thousand Dollars ($50,000.00) of the Deposit shall be immediately released to Seller. The remaining One Hundred Thousand Dollars of the Deposit shall remain in escrow with Escrow Agent non-refundable to Purchaser (except in the event of an uncured Seller default, casualty or condemnation, all as further provided below).

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f.                    Purchaser shall indemnify, hold harmless and defend Seller from any and all liability, loss, cost, damage or expense (including actual attorney’s fees and costs), of whatsoever nature relating to or in connection with any injury to persons or damage to property, where such injury or damage arises from or relates to the entry upon, occupation, use or inspection of the Property by Purchaser, its agents, officers or employees. In addition, Purchaser shall keep the Property free from any lien(s) which could arise as a result of the exercise by Purchaser of any of its rights under this Section 4. Notwithstanding anything to the contrary herein, Purchaser’s duties and obligations under this Section 4 shall survive any termination of this Agreement or the transfer of title as provided herein.

5.                  Title Report.

a.                   Delivery of Title Report. Within five (5) days after the Effective Date, Seller shall deliver or cause to be delivered to Purchaser a title commitment covering the Property issued by the Escrow Agent, together with copies of all documents referred to in such title commitment (the title commitment and such documents are referred to collectively as “Title Report”).

b.                  Review of Title Report. Purchaser shall have five (5) days from Purchaser’s receipt of the Title Report in which to examine the Title Report and to specify to Seller those items in the Title Report which Purchaser will accept as permitted exceptions to title (“Permitted Exceptions”), and those items which Purchaser reasonably finds objectionable (“Title Objections”). If Purchaser does not deliver to Seller a written notice specifying those items which are Permitted Exceptions and those items which are Title Objections within the above-stated period, then all of the items reflected on the Title Report shall be considered to be Permitted Exceptions. Notwithstanding anything to the contrary herein, Seller shall satisfy, release or cure at Closing any liens of an ascertainable amount encumbering the Property that are created, assumed or otherwise caused by Seller such as mortgages, deeds of trust, mechanic’s liens, judgment liens, utility liens and past due tax liens, regardless of whether Purchaser objects to these items.

c.                   Uncorrected Title Objections. If Seller, in Seller’s sole discretion, elects not to cause the Title Objections to be corrected or removed on or prior to the expiration of the Feasibility Period, Seller shall notify Purchaser within five (5) days of receipt of the Title Objections, in writing, of its intent not to correct or remove said Title Objections. If Seller does not so notify Purchaser, or notifies Purchaser that the Title Objections will not be corrected or removed, Purchaser may, on or before expiration of the Feasibility Period, (1) elect to terminate this Agreement and Escrow and the Deposit shall be returned and refunded to Purchaser and, except as provided otherwise herein, both Parties shall be released from all further obligations under this Agreement (except Purchaser shall remain responsible for duty of indemnification in Section 4.f.), or (2) elect to purchase the Property subject to any Title Objections not so corrected or removed, which shall then be deemed Permitted Exceptions.

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6.                  Condition of Property Purchased; Walk-Thru. Subject only to the express representations and warranties made under this Agreement, Purchaser is purchasing the Property in an “as-is” condition. Seller shall however cause the repair of any damage caused to the Property as a result of Seller vacating the Property. Seller shall vacate the Property on or before Ten (10) days before the Closing date, including removal of all personal property. Any equipment, personal property or debris remaining on the Property after the Closing shall be deemed abandoned and may be removed, stored or disposed of by Purchaser, at Seller’s cost. Seller shall participate with Purchaser or its agents in a walk-thru inspection of the Property as reasonably requested by Purchaser to verify the condition of the Property prior to Closing.

7.                  Covenants of Seller. Seller covenants and agrees as follows from the Effective Date until the Closing or earlier termination of this Agreement:

a.                   Seller will not enter into any other contracts for the sale of the Property, nor will Seller grant any rights of first refusal or options to purchase the Property or any other rights to others that might prevent the consummation of this Agreement.

b.                  Seller shall not amend any existing or enter into any new agreements or contracts related to or affecting the Property which will be in force and effect after the Closing, including, but not limited to: any maintenance, management and service contracts; and any recorded or unrecorded easements, agreements, restrictions, governmental agreements; all without the written consent of Purchaser.

c.                   Seller shall continue to operate, maintain, repair and insure the Property in a manner consistent with the operation, maintenance, repair and insurance of the Property existing as of the Effective Date. Seller shall not perform or authorize any activities that change the physical characteristics of the Property from its existing state as of the date of the Effective Date. Seller shall not perform or authorize any removal or alteration of any buildings, structures, improvements, trees or vegetation at the Property and shall not perform or authorize any excavation or earth moving after the Effective Date.

8.                  Closing.

a.                   Date and Place. The Closing of the sale of the Property by Seller to Purchaser shall occur February 1, 2021 (the “Closing”). The Closing shall occur through deed, documents and money in escrow with the Escrow Agent.

b.                  Seller’s Obligations at Closing. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(i)                 Grant Bargain and Sale Deed. Seller shall execute and deliver to Escrow Agent for recording a Grant, Bargain and Sale Deed in form and substance reasonably satisfactory to Purchaser, subject only to Permitted Encumbrances, fully executed and acknowledged by Seller, conveying the Property to Purchaser.

(ii)              Owner’s Title Policy. Seller shall cause the Escrow Agent to issue and deliver to Purchaser a standard ALTA coverage owner’s policy of title insurance (“Owner’s Title Policy”) in the amount of the Purchase Price, insuring that Purchaser is owner of the Property subject only to such matters as approved by Purchaser. In the event that Purchaser elects to obtain an extended ALTA policy and/or endorsements, Purchaser shall pay for the increased charges above the Owner’s Title Policy including an ALTA survey if required.

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(iii)            Seller’s Affidavit. Seller shall execute and deliver to Escrow Agent a seller’s affidavit evidencing the absence of bankruptcies, judgments, tax liens or dissolution proceedings involving parties with the same or similar names as Seller and evidencing the absence of mechanic's lien rights affecting the Property, unrecorded interests affecting the Property, persons in possession of the Property, and known encroachments or boundary line questions affecting the Property.

(iv)             Service Contracts and Warranties. Deliver to Purchaser a termination of all maintenance, management and service contracts affecting the Property or an assignment of contracts for any such contract that Purchaser, in its discretion, agrees to assume, together with any originals of the contracts being assumed. Deliver to Purchaser any originals of all warranties for any equipment or improvements at the Property together with an assignment of such warranties.

(v)               Other Instruments. Seller shall execute and deliver such other documents as are customarily executed in Clark County, Nevada, in connection with the conveyance of commercial real property, including all required closing statements, releases, affidavits, evidences of authority to execute the documents, and any other instruments that may reasonably be required by the Escrow Agent.

(vi)             Possession. Purchaser shall have all rights of possession to the Property at Closing.

c.                   Purchaser’s Obligations at Closing.

(i)                 Payment of Purchase Price. At Closing, Purchaser shall pay the Purchase Price in cash via wire transfer of funds into Escrow (which shall constitute “cash” for purpose of this Agreement), less the amount of the Deposit to be paid to Seller at the Closing, and subject to any adjustments for prorations and other credits provided for in this Agreement.

(ii)              Other Instruments. Purchaser shall execute and deliver such other documents as are customarily executed in Clark County, Nevada, in connection with the conveyance of commercial real property, including all required closing statements, releases, affidavits, evidences of authority to execute the documents, and any other instruments that may reasonably be required by the Escrow Agent.

d.                  Prorations. All real estate taxes for the 2020-2021 Nevada fiscal tax year constituting a lien on the Property shall be prorated as of the date of Closing between Seller and Purchaser. Purchaser shall take title to the Property subject to any Nevada state or local governmental assessments constituting a lien on the Property that are not then due and payable by Seller. Subject to Section 8.e., any other amounts normally prorated between a seller and a purchaser, if any, shall be prorated between Seller and Purchaser as of the date of Closing with Seller paying all expenses incurred in connection with the Property for the period prior to Closing and Purchaser paying all expenses incurred in connection with the Property for the period from the date of Closing and thereafter. Seller or Purchaser, as the case may be, shall indemnify, defend and shall hold the other harmless from any costs, expenses or damages, including reasonable attorneys’ fees, which may result from any failure by Seller or Purchaser to so pay such items. The provisions of this Section shall survive Closing and delivery of the deed.

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e.                   Closing Costs. Seller and Purchaser each agree to pay the following costs at the Closing:

(i)                 Paid by Seller. Seller agrees to pay the cost of preparing the Grant, Bargain and Sale Deed; the premium for the Owner’s Title Policy; the Sale Commission; one half (1/2) of the real property transfer taxes; the cost of preparing and recording any releases and other documents necessary to convey the Property in accordance with this Agreement; one-half (1/2) of any escrow or closing fee charged by the Escrow Agent; Seller’s attorney’s fees, and any other similar closing costs customarily paid by a seller of real property.

(ii)              Paid by Purchaser. Purchaser agrees to pay the recording fee for the Grant, Bargain and Sale Deed; the Purchase Commission, one half (1/2) of the real property transfer taxes; one-half (1/2) of any escrow or closing fee charged by the Escrow Agent; any increased charges associated with an ALTA title policy; Purchaser’s attorney’s fees and any other similar closing costs customarily paid by a purchaser of real property.

9.                  Seller’s Representations and Warranties. Seller represents to Purchaser as follows on the Effective Date and the date of Closing:

a.                   Organization and Authority. Seller is a limited liability company duly organized and validly existing in good standing under the laws of Nevada. Seller has the requisite power and authority to enter into and perform this Agreement and to transfer all of the Property in accordance with this Agreement and without further consent or approval. The person signing this Agreement and Seller’s closing documents on behalf of the Seller is authorized to do so.

b.                  Proceedings. To the best of Seller's actual knowledge there is no action, litigation, governmental investigation, condemnation or administrative proceeding of any kind pending against Seller or involving any portion of the Property, and no third party has threatened Seller with commencement of any such action, litigation, investigation, condemnation or administrative proceeding.

c.                   Assessments. Seller has not received any notice of threatened or pending special assessments or reassessments of the Property.

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d.                  Hazardous Substances. To Seller’s actual knowledge, Seller has not released any hazardous substances on the Property. To Seller’s actual knowledge, Seller has not reported any events on the Property to the Nevada Division of Environmental Protection or any other governmental entity. Seller has no actual knowledge of the use, storage or release of any hazardous substances on the Property by anyone. Seller has not completed, and does not have in its possession, any environmental assessments for the Property.

e.                   Compliance with Laws. To Seller’s actual knowledge, the Property is in full compliance with applicable building codes, environmental, zoning and land use laws, and other applicable local, state and federal laws and regulations, and Seller has not received prior to the Effective Date any written notification from any governmental or public authority (1) that the Property is in violation of any applicable fire, health, building, use, occupancy or zoning laws where such violation remains outstanding, or (2) that any work is required to be done upon or in connection with the Property, where such work remains outstanding.

f.                    Title. Seller is the fee owner of the Property. There have been no bankruptcy or dissolution proceedings involving Seller or the partners/officers/members of Seller during the time Seller has had any interest in the Property. There are no unsatisfied judgments of record against Seller. There are no state or federal tax liens filed against Seller. There has been no labor or materials furnished to the Property for which payment has not been paid. There are no unrecorded mortgages, contracts, purchase agreements, options, leases, easements or other agreements or interest relating to the Property. There are no persons in possession of any portion of the Property other than pursuant to a recorded document.

If, at any time prior to the Closing, Seller acquires actual knowledge of events or circumstances which render the representations set forth in this Section inaccurate in any respect, Seller will immediately notify Purchaser, in writing. Seller will indemnify Purchaser, its successors and assigns, against and will hold Purchaser, its successors and assigns harmless from, any expenses or damages, including reasonable attorneys' fees, that Purchaser incurs because of the inaccuracy of any of the above representations when made; or Seller's failure to notify Purchaser, before the Closing, if the representations set forth above become inaccurate. The representations and indemnification set forth above will survive Closing and Seller's delivery of a deed to Purchaser for a period of one (1) year. Purchaser's acceptance of the deed described herein from Seller and payment of the Purchase Price to Seller with knowledge that one or more of the matters set forth above are not as represented will not constitute Purchaser's waiver or release of any claims due to such misrepresentation.

10.              Nevada Successor Liability. Seller and Purchaser acknowledge that there are Nevada laws that may impose some of Seller’s business tax liability and obligations related to Seller’s employees on Purchaser, specifically NRS 360.525 and NRS 612.695. Seller and Purchaser agree that Seller should be responsible for such liabilities and obligations. Seller shall pay all taxes and fees for Seller’s business to the Nevada Department of Taxation when due and payable, and Seller shall timely complete all required employment filings and pay all amounts to Seller’s employees required under Nevada law. Seller shall indemnify, defend and hold Purchaser harmless from any liability or obligations that arise under NRS 360.525 and NRS 612.695 due to Purchaser purchasing the Property from Seller.

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11.              Default and Liquidated Damages.

a.                   PURCHASER DEFAULT. IF PURCHASER DEFAULTS UNDER THIS AGREEMENT, SELLER, IN LIEU OF ALL OTHER REMEDIES SELLER MAY HAVE AT LAW OR EQUITY, SHALL BE ENTITLED TO RECEIVE THE DEPOSIT FROM ESCROW AGENT (“LIQUIDATED DAMAGES”). IT IS AGREED BETWEEN PURCHASER AND SELLER THAT THE LIQUIDATED DAMAGES AMOUNT CONSTITUTES THE AMOUNT OF DAMAGES TO BE INCURRED BY SELLER AS A RESULT OF A DEFAULT BY PURCHASER AND THE LIQUIDATED DAMAGES SHALL BE PAID TO SELLER AS LIQUIDATED DAMAGES FOR A DEFAULT OF PURCHASER UNDER THIS AGREEMENT BECAUSE OF THE DIFFICULTY, INCONVENIENCE AND UNCERTAINTY OF ASCERTAINING ACTUAL DAMAGES FOR SUCH DEFAULT.

b.                  Seller Default. If Seller defaults in its obligations to sell and convey the Property to Purchaser pursuant to this Agreement, Purchaser’s sole and exclusive remedy shall be to elect one of the following: (a) to terminate this Agreement, in which event Purchaser shall be entitled to the return of the Deposit by the Escrow Agent to Purchaser; (b) bring a suit to terminate this Agreement and obtain an award of damages for Purchaser in the amount of Purchaser’s actual out-of-pocket costs incurred in connection with this Agreement, including attorneys’ fees, up to $50,000; or (c) to bring a suit for specific performance within sixty (60) days from the alleged Seller default. In an action for specific performance, Purchaser may recover attorneys’ fees and costs.

12.              Broker. Seller shall pay a real estate brokers commission pursuant to separate agreement (“Sale Commission”) to Greg Pancirov of RealComm Advisors (“Seller’s Broker”) in connection with the sale of the Property paid through Escrow upon Closing and Purchaser shall pay a real estate brokers commission pursuant to separate agreement between Purchaser and Purchaser’s Broker, if any, (“Purchase Commission”) to Devon Sansone of Sansone Real Estate Services (“Purchaser’s Broker”) paid through Escrow upon Closing. Purchaser and Seller agree to indemnify and hold harmless one another from all loss, damage, cost, expense and liability incurred by the indemnified Party relating to any claim for a commission by any person or entity with respect to this transaction, claiming by, through or under the indemnifying Party.

13.              Casualty. If the improvements on the Property are substantially damaged prior to Closing, Seller will immediately notify Purchaser, in writing of such damage. Within twenty (20) days of Purchaser's receipt of Seller's notice Purchaser may, at Purchaser's option, terminate this Agreement in writing to Seller. If Purchaser does not terminate this Agreement within said twenty (20) day period, the Parties will fully perform their obligations under this Agreement, and Seller will assign to Purchaser Seller's rights to any and all insurance proceeds which Seller is entitled to receive on account of such casualty loss. If, prior to the Closing, the improvements on the Property are damaged less than substantially, then, at Purchaser’s option sole option: (1) Seller shall repair such damage, and the Parties will proceed pursuant to the provisions of this Agreement with the Closing, extended for a period of time to accommodate such repair not to exceed one hundred twenty (120) days; or (2) the Parties shall proceed to Closing, the Parties will fully perform their obligations under this Agreement, and Seller will assign to Purchaser Seller's rights to any and all insurance proceeds which Seller is entitled to receive on account of such casualty loss. For purposes of this Section the term "substantially damaged" will mean damage that requires repairs which cost more than twenty-five percent (25%) of the Purchase Price. At the request of either Party, the Parties will engage a real estate appraiser licensed in the state of Nevada to determine the cost of repairing damage to the Property. Purchaser will select the appraiser from a list of three appraisers which Seller will prepare and deliver to Purchaser within ten (10) days of the occurrence of damage to the improvements located on the Property. Each Party will pay one-half of the appraiser's fee. In the event of any conflict between the provisions of this Section and the provisions of NRS 113.030 through NRS 113.050 (collectively, the “Nevada Uniform Vendor and Purchaser Risk Act”), the provisions of this Section shall control in all respects.

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14.              Condemnation. If a public or private entity with the power of eminent domain commences condemnation proceedings against all of any part of the Property, Seller will immediately notify Purchaser, and Purchaser may, at Purchaser's sole option, terminate this Agreement. Notwithstanding the foregoing, Purchaser will have no right to terminate this Agreement if the condemnation is for a right-of-way or utility and such condemnation does not materially affect Purchaser's intended use of the Property. Purchaser will have twenty (20) days from Purchaser's receipt of Seller's notice to Purchaser to exercise Purchaser's termination right. If Purchaser does not terminate this Agreement within said twenty (20) day period, the Parties will fully perform their obligations under this Agreement, with no reduction in the Purchase Price, and Seller will assign to Purchaser, on the Closing date, all of Seller's right, title and interest in any award made or to be made in the condemnation proceedings. In the event of any conflict between the provisions of this Section and the provisions of the Nevada Uniform Vendor and Purchaser Risk Act, the provisions of this Section shall control in all respects.

15.              Miscellaneous.

a.                   Assignment. At any time prior to Closing, Purchaser shall be permitted to assign this Agreement, without Seller’s consent, to any entity that is a wholly owned subsidiary of, or controlled by, Byrna Technologies, Inc., which shall be referred to as an affiliated party transfer. This Agreement and Purchaser’s related rights hereunder may not be assigned or transferred by Purchaser to a non-affiliated party without the prior written consent of Seller.

b.                  Notices. Any and all notices and demands by any party hereto to any other party or Escrow Agent, required or desired to be given hereunder shall be in writing and shall be validly given or made only if personally delivered, sent via email transmission with receipt verification from the receiving party(ies), or deposited in the United States mail, certified or registered, postage prepaid, return receipt requested or if made by FedEx or other similar delivery service keeping records of deliveries and attempted deliveries. Service shall be conclusively deemed made upon receipt if personally delivered, upon delivery if delivered via email and the receipt verification is received, or if delivered by mail or delivery service, on the first business day delivery is attempted or upon receipt, whichever is sooner. Any notice or demand shall be addressed to:

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Seller: Janes Source Properties LLC c/o Brent Golden 6295 S. Pioneer Way Las Vegas, NV 89113 Phone: (702) 960-6668 Email: brent@tsprotools.com	Purchaser: Byrna Technologies, Inc. c/o Bryan Ganz 100 Burtt Road, Suite 115 Andover, MA 01810 Phone: (978) 868-5011 Email: bryan@bryna.com

Seller’s Broker: Greg Pancirov RealComm Advisors 444 E Warm Springs Rd, Suite 120 Las Vegas, NV 89119 Phone: (702) 339-3734 Email: gpancirov@rcadvs.com	Purchaser’s Broker: Devon Sansone Sansone Real Estate Services 2580 St. Rose Parkway, Suite 125 Las Vegas, NV 89074 Direct: (702) 952-8291 Email: devon@sansonecompanies.com

Escrow Agent: Kelli Smith Fidelity National Title Group - NCS 8363 W. Sunset Road, Suite 100 Las Vegas, NV 89113 Direct: (702) 952-8291 Email: kelli.smith@fnf.com	With Copy to Purchaser’s Attorney: Brieanna Maershbecker 2200 IDS Center 80 South 8th Street Minneapolis, MN 55402-2157 Direct: (612) 977-8884 Email: bmaershbecker@taftlaw.com

The parties may change their address for the purpose of receiving notices or demands as herein provided by a written notice given in the manner aforesaid to the others, which notice of change of address shall not become effective, however, until the actual receipt thereof by the others.

c.                   Parties Bound. This Agreement shall be binding upon and inure to the benefit of the Parties to this Agreement and their respective heirs, executors, administrators, estate, legal representatives, successors and assigns.

d.                  Severability. If any of the terms and conditions hereof shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other of the terms and conditions hereof and the terms and conditions hereof thereafter shall be construed as if such invalid, illegal, or unenforceable terms or conditions had never been contained herein.

e.                   Entire Agreement. The terms and conditions hereof relating to the subject matter described herein (i) constitute the entire agreement and understanding between the Seller and the Purchaser, (ii) supersede all prior agreements, and understandings, written or oral, between the Purchaser and the Seller, and (iii) may not be modified or amended except by an instrument mutually executed and delivered by the Seller and the Purchaser.

f.                    Time. Time is of the essence to the performance of any provisions of this Agreement. If the date for performance of any provisions of the Agreement is a Saturday, Sunday, or banking holiday (in the State of Nevada), the date for performance shall be extended until the next “business” day.

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g.                  Interpretation. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

h.                  Waiver. Either the Purchaser or the Seller may specifically waive any breach of the terms and conditions hereof by the other party, but no waiver specified in this Section shall constitute a continuing waiver of similar or other breaches of the terms and conditions hereof. All remedies, rights, undertaking, obligations, and agreements contained herein shall be cumulative and not mutually exclusive.

i.                    Attorney’s Fees. Should either the Purchaser or the Seller employ an attorney or attorneys to enforce any of the terms and conditions hereof, or to protect any right, title, or interest created or evidenced hereby, the non-prevailing party in any action pursued in courts of competent jurisdiction shall pay to the prevailing party all reasonable costs, damages, and expenses, including attorneys’ fees, expended or incurred by the prevailing Party.

j.                    Governing Law. This Agreement shall be governed by and construed in accordance with the substantive and procedural laws of the State of Nevada. The exclusive venue of any action or proceeding arising out of or in connection with this Agreement shall be Clark County, Nevada. Each party hereby consents to the personal jurisdiction of any court of competent subject matter jurisdiction sitting in Clark County, Nevada, and to the service of process in accordance with the laws of the State of Nevada and any rules applicable to any such court.

k.                  Headings. The headings herein are for reference purposes only and shall not affect the meaning or interpretation of the terms and conditions hereof.

l.                    Effective Date. The Effective Date shall be the date this Agreement has been executed by both Purchaser and Seller. The fully executed Agreement shall be delivered to Escrow Agent.

m.                Construction. Both Parties hereto have participated in the drafting of this Agreement and any ambiguities shall not be interpreted against either Party as being the drafting Party.

n.                  Expiration of Agreement. Unless mutually executed by both Parties on or before 5:00 p.m. (PST) November 30, 2020, this Agreement shall expire and be of no further force or effect and neither Party hereto shall be under any obligation to the other.

o.                  Counterparts. This Agreement may be executed in counterpart. Each counterpart of this Agreement shall constitute an original, and all such counterparts taken together shall constitute one and the same agreement.

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p.                  Telecopy Execution and Delivery. An email transmission of this Agreement may be executed by one or more Parties hereto, and an executed copy may be delivered by one or more Parties by email transmission pursuant to which the signature of or on behalf of such Party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any Party, all Parties agree to execute an original of this Agreement as well as any email transmission or other reproduction hereof.

q.                  1031 Exchange. Seller and Purchaser hereby agree to cooperate with each other in a tax-deferred exchange should either Party so elect. Seller and Purchaser hereby agree to indemnify each other from any and all costs, taxes, assessments and/or liability that may be proximately caused by such tax-deferred exchange. In the event Seller and/or Purchaser affect a tax-deferred exchange, such exchange shall not otherwise delay the Closing nor shall either Party be required to take title to any property so as to accommodate such exchange.

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AGREED AND ACCEPTED:

SELLER: Janes Source Properties LLC, a Nevada limited liability company By: /s/ Brent Golden Brent Golden Its: Manager Date: 12/1/2020	PURCHASER: Byrna Technologies, Inc., a Massachusetts corporation By: /s/ Bryan Ganz Bryan Ganz Its: CEO Date: 11/26/2020

This Agreement and any attached addendum, rider, or exhibit has been prepared for submission to your attorney for his/her approval. No representation or recommendation is made by RealComm Advisors or its agents or employees as to the legal sufficiency, legal effect or tax consequences of this Agreement or the transaction relating thereto.

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Exhibit A

Parcel Map

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